Exhibit 14

December 9, 2021

The Board of Directors

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

Ladies and Gentlemen:

Chatham Asset Management, LLC (together with its affiliates, “we,” “us” or “Chatham”), the Company’s largest stockholder and debtholder, is writing in response to the press release issued by R.R. Donnelley & Sons Company (“RRD” or the “Company”) a short while ago that the Company intends to proceed with its previously announced transaction with affiliates of Atlas Holdings LLC (“Atlas”), following Atlas’ increased bid to $10.35 per share.

Despite the Company issuing a press release on December 1, 2021 stating that its negotiation period with Atlas would expire on December 7, 2021, the Company’s Board of Directors (the “Board”) continued those negotiations for an additional two business days and refused to meaningfully engage with us, or approach us with respect to countering any new offer, since declaring Chatham’s proposal to purchase all shares of RRD not currently owned by Chatham at a price equal to $10.25 per share, a “Superior Proposal” under the terms of the Atlas merger agreement. In fact, rather than engage with us during this time, the Board just agreed to write Atlas an even bigger check if the Company signs a deal with us, by increasing the termination fee and expense reimbursement payable to Atlas from $20 million to $32 million, thereby depriving stockholders of approximately $0.39 per share that could have been completely avoided if the Board had engaged with us back in October when we made our initial bid to acquire the Company.

The Board’s determination to avoid signing a deal with Chatham at all costs flouts any measure of good corporate governance and the directors’ fiduciary duties, and is having a deleterious effect on all RRD stakeholders. This behavior must stop. The Board’s conduct is creating confusion in the market and for all RRD stakeholders, causing a serious delay in consummating a transaction and threatening to deprive stockholders of receiving the maximum price for their shares. This is not how a public company should run an orderly sale process.

Nevertheless, Chatham is prepared to top Atlas’ offer and is hereby increasing its offer to purchase all common stock of RRD not already owned by Chatham at a price equal to $10.85 per share. Our offer remains a fully-financed, all-cash firm offer.

Our revised offer continues to be supported by a debt commitment letter led by Jefferies Finance LLC in an aggregate amount of up to $1.675 billion, a capital commitment letter from Chatham in an amount of up to $400 million, a rollover of all shares of common stock of RRD beneficially owned by Chatham, having a value of approximately $118.6 million based on our proposed purchase price of $10.85 per share, and the equitization and/or subordination into PIK instruments of up to $795.3 million of the aggregate principal amount of RRD’s outstanding notes that Chatham currently owns – which represents approximately 57.3% of RRD’s outstanding notes, including more than 50% of the Company’s 6.125% senior secured notes due November 2026. Assuming all $795.3 million of the Company’s outstanding notes are equitized or subordinated by Chatham, the Company will reduce its annual interest expense by approximately $60.9 million.

All other proposed terms set forth in the merger agreement and related documents delivered to the Company concurrently with this letter, remain applicable to this offer.

While we understand that the Board is contractually bound to give Atlas two business days to respond to our latest offer, we urge the Board to limit that time and engage with us before issuing any new mid-market announcements. This offer will expire at 9:00 a.m. ET on December 14, 2021 unless we receive a countersignature to our merger agreement.

Sincerely,

/s/ Anthony Melchiorre
Anthony Melchiorre
Managing Member